INVEST IN **VITIA**

AI, rewards and gamification to simplify chronic disease management for patients and their families



vitiacare.com Boston, MA

Highlights

1. Closed deal with pharmacy chain, integrated with ERP for payment and meds delivery for best UX
2. Support from lead investors with great pharma and biotech experience to close $180k pre-seed funding
3. Our pilot is Going Live! It will provide us with key proof-of-concept data and initial revenue
4. Our amazing team! We add over 60yrs experience in healthcare and over 25yrs in loyalty programs
5. Surveyed +400 doctors, 80% acknowledge need of follow up and patient education tools
6. Of 100 patients surveyed, almost 50% claimed doctors did not thoroughly explained their condition
7. Almost 50million Americans suffer complications from medication non-adherence, a $52B TAM in the US

Featured Investors



Jorge Boldrini Follow Invested $15,000

 **Syndicate Lead**

Global Healthcare Leader - Pharma and Medical Devices


"I started my career in Pharma almost 25 years ago, with broad experiences around the globe. Leading local and global markets, and multiple therapeutic areas, a common challenge has always been how to help patients better adhere to their medical treatments.

Pharma companies' Patient Support Programs (PSPs) have helped but are still far from solving this problem that affects hundreds of thousands of patients worldwide.

When Fernando first told me about VITia's approach, I was very excited to learn about a solutio...
Read More

 **Enrique Chavez**   Follow



"During my nearly 30 years as entrepreneur, CEO, board member and investor, I have accumulated experience in several industries, such as restaurants, beverages, farming, music, and technology, but had never got involved in healthcare.

I know Fernando since his first venture, a small leatherwear company where he invited me as an advisor, many years after that, in a casual get together, I learned about his new venture, and my initial thoughts were, "why is he not inviting me to invest?!"

Despite my little experience in healthcare, both my parents went through and difficult health problems and together with my brothers could see first-hand the challenges patients face, and what I loved about VITia, was it's innovative approach to help patients and their families.

From day one, I was very enthusiastic about what Fernando and his team are building, so I became the first investor with $30,000, and am very excited that the initial investment has turned into a working product that is now the foundation of the pilot and will soon provide some revenue."

Other investors include <u>Vlad Klenikov</u>, <u>Alex Pavlovich</u>, <u>Axim Valenzuela</u> & 1 more

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Featured Investors

| Jorge Boldrini | Enrique Chavez | Vlad Klenikov | Alex Pavlovich | Axim Valenzuela |



Jorge Boldrini ✔

Syndicate Lead

Global Healthcare Leader - Pharma and Medical Devices

I started my career in Pharma almost 25 years ago, with broad experiences around the globe. Leading local and global markets, and multiple therapeutic areas, a common challenge has always been how to help patients better adhere to their medical treatments.

Pharma companies' Patient Support Programs (PSPs) have helped but are still far from solving this problem that affects hundreds of thousands of patients worldwide.

Read More ⌄

Follow

Invested $5.000 this round & $10.000

· · · · ·

Our Team



Fernando Silva   CEO

Launched Forteo, achieved greatest global uptake Won $150k grant from Mexican government for Sanantia Turnaround Merck KGaA Oncology, grew market share from 6 to 16% Earned 2016 Entrepreneur of the Year by Expansion, Mexico's top business magazine



Alejandro Sanchez   CTO

Grew Club Premier membership base 300% over 3 years, and created a dedicated data monetization business line Launch of Loyalty program for Despegar in Mexico, Colombia, Peru and Ecuador and setup for development of Loyalty ecosystem in each one



Kasia Hein-Peters   CMO (Chief Medical Officer)

Launched Gardasil, the first cervical cancer vaccine. Grew to $400M in international markets ($2B peak sales). Managed COVID-19 response at Terumo, supporting convalescent plasma collection, ensuring sales growth despite overall market decline



Cesar Laguna   CFO

During the outbreak of COVID-19, I was part of Aeromexico's leading finance team in the Chapter 11 restructuring process, which resulted in a successful emergence of the Company, including the conversion of general unsecured claims to new stock.



Jesica Lopez   VP of Patient Support

Helped patients reach 92% adherence at Sanantia Improved support from 3 thousand to over 20 thousand monthly calls, and Designed handbooks for patient attention to increase treatment adherence from 50 to 80% at Mexico City's Ministry of Health



Tatiana Yglesias   US Strategy Advisor

Led blockbuster launch at Novartis surpassing forecast by 100% Drove disruptions as digital-only commercialization, organizational redesign and partnership terminations Leveraging executive network and expertise as startup board member and advisor

AI, rewards and gamification to make chronic disease management simpler for patients and their families







We work along with patients with chronic conditions to help them feel their best adapting to each patient's particular needs.

The problem

Patients are far from enjoying healthy living





Medication non-adherence, a silent and underappreciated problem

- Almost 1 out of 6 Americans experiences complications from non-adherence
- Massive $290B losses to U.S. healthcare system*

*New England Healthcare Institute. Thinking outside the pillbox: a system-wide approach to improving patient medication adherence for chronic disease. 2009

Patients have a very hard time to follow doctors' recommendations and thus feeling at their best despite their conditions, and often suffering from complications. This is not only a great emotional and economic burden to patients and their families, but also has a huge impact to the economy causing losses of $290B to the U.S. healthcare system.

A complex problem. It's root causes

There are several reasons for patients non-adherence



From our experience, and reported in literature*

- Cost of drugs
- Side effects
- Lack of incentives
- Access to treatment
- Poor patient-doctor communication
- Poor knowledge about condition and medications



*Main reasons patients drop their treatment include patient education, patient-doctor communication, incentives, medication-taking reminders, access (to medication)
Dean, D. (2019) Improving Medication Adherence Programs with Behavioral Science. Scholarly Commons, University of Pennsylvania
Kini, ., Combs, K, Downs, J., Tilman, F., (2018). Medication Adherence: The Elephant in the Room. US Pharmacist. 2018;43(1)30-34.

Non-adherence is a complex problem. We have learned through years of experience in healthcare and several clinical studies that among the most important reasons why patients do not adhere, are cost of drugs, side effects, lack of motivation, access to treatment, poor patient-doctor communication and poor knowledge of patients about their condition. Solving for so many root causes has made non-adherence a problem difficult to deal with.

Our solution

Simplify disease management to



Simplify disease management to enjoy healthy living



An AI-powered platform to deliver personalized solutions to improve patient outcomes

- Health literacy – Patients will better trust & follow doctors recommendations
- Communication – foster meaningful patient-doctor conversations
- Motivation – VITia Points & gamification
- Reminders & drugs home-delivered

After years of unsuccessful attempts to solve this problem, finally the convergence of technology, behavioral sciences, and social demand creates the perfect storm to solve this problem holistically. At VITia we are offering the most complete approach to help patients adhere to their treatment, by offering personalized solutions for:

- Literacy, helping patients better understand their conditions and how their treatments work.

- Communication, fostering better conversations with doctors and connecting with community.

- Access, simplifying reminders & refills, particularly for patients on multiple drugs, and

- Incentives, rewarding healthy habits for following doctor's recommendations.

Value proposition



Interaction within healthcare ecosystem for comprehensive support



Alignment of incentives of all healthcare players

- Payors (Insurance & government)
- Healthcare systems
- Drug manufacturers
- Healthcare providers
- Doctors
- Patients

Loyalty programs have shown to be highly effective to understand and change consumer's behavior in many industries, particularly within a coalition (ecosystems where consumers can both earn and redeem points with loyalty program partners, such as in frequent flyer programs). At VITia we are adapting these frequent flyer programs to healthcare, not only to provide rewards to patients, but also to better understand their life style to build personalized health plans. In addition partners and healthcare providers get valuable data to better align their strategies to suit patient needs.

Our Business Model

A B2B2C Model* user acquisition


through customers & partners
CUSTOMERS
PARTNERS
Data analytics
Insights
Tracking &
Reporting
USERS
(Patient, doctor & family)
Pharmaceuticals
Eyewear
Drugstores
Insurance
Companies
Nutrition
& Fitness
Biology
laboratories
Health Systems
6 | VITia, Inc. – Investors' Deck | Jan-2024
CONFIDENTIAL, NOT FOR DISTRIBUITION
*Have three stakeholders: users, customers and partners. We get our users from both customers and partners. From VITia, they get customers' loyalty (repurchases), patient-generated data and market data.

Our users (patients, their family members, caregivers and doctors) will primarily come from:

i) Our customers (pharmaceutical and insurance companies, and healthcare systems). These organizations will invite their patients and doctors to enroll at no cost, offering the benefit of helping them better control their condition and the reward for complying to their treatment. With this they will gain great insights of patients day-to-day to implement strategies accordingly.

ii) Our partners (pharmacies, biology laboratories and other healthcare organizations) will not only build brand loyalty, gaining repeated sales, but also new customers from referrals of other members in the ecosystem (according to BCG, companies with a fidelizaotion strategy increase their sales by 60% and visits to their commerce by 40%).

As we build momentum and a stronger marketing budget, we will directly approach users through patients' and doctors' associations and digital marketing.

How we make money


Two Sources of Revenue
1. From customers[1]:
• Usage-based model:
$6/patient/month
• Data analytics:
$12k/condition/yr
2. From partners[2]:
• VITia Points:
Up to 10% cashback
@ 1¢/VITia Point
• Referral commission:
2-4% of sales
Users
(Freemium)
7 | VITia, Inc. – Investors' Deck | Jan-2024
CONFIDENTIAL, NOT FOR DISTRIBUITION
[1] Customers: Pharmaceutical & insurance companies, govrenments
[2] Those in the coalition (ecosystem): Pharmacy, lab, nutritionals, etc.

As our users, our revenue comes from customers and partners, as follows:

i) Customers, a monthly fee per patient and an annual fee for patient data.

ii) Partners, a commission on sales and a fixed amount for loyalty points earned by their customers.

Business intelligence for customers and partners


Dashboards with patient-generated



data analytics*

*Example of dashboard, only for illustration purposes

Individual patient-generated data is turned into aggregated data to provide valuable information to our customers. Pharma companies will know how their drugs are being used, with what type of patients, with what other drugs, etc. Insurance companies, how many patients drop out of treatment, why they are dropping out, so they can create specific incentives for patients to stay on treatment and avoid costly complications. Pharmacies, biological labs and other partners will know what other products they can offer their customers, and their customers will conveniently get products and services at one place and get rewarded for their loyalty.

Our competitive advantage



Competitors only solve part of the problem

		⬭	⬭	⬭	⬭	⬭
Open access freemium to all	✓	✓	✗	✓	✗	✗
Loyalty rewards in a healthcare ecosystem	✓	✗	✗	✗	✗	✗
Learning through interaction	✓	✗	✗	✗	✗	✗
Incentives & gamification	✓	✗	✓	✓	✓	✓
Drug intake reminders	✓	✓	✓	✓	✓	✓
Refill reminders, orders and rewards	✓	✗	✗	✓	✗	✗
Analytics dashboard powered by real-time insights	✓	✓	✓	✓	✓	✓

Given the complexity of the non-adherence problem, our competitors have focused on solving one or, at best, a few of the root causes, not being sufficient to change patients behavior. Our comprehensive approach, attacking the four main causes (those we can influence) is the difference.

Total Addressable Market (TAM)



Awesome market opportunity!



TAM
$52B

SAM
$24B

SOM
$150M

Basis for Total Addressable Market* calculation:

- Patient Support Programs (PSPs) and Loyalty Programs**
- Market sizes extrapolated for conditions that commonly use PSPs

*US and Latin America

10 | VITia, Inc. Investors' Deck | Jan 2024
CONFIDENTIAL. NOT FOR DISTRIBUTION

Considering conservative numbers that project Patient Support Programs (PSPs) at a compounded annual growth rate (CAGR) of 15.3% from 2023 to reach $18.3B in 2030 (Grand View Research) and loyalty management market to grow at CAGR of 17.5% to reach $22.8 in 2028 (Markets and Markets). Extrapolating these numbers for U.S. and Latin America we estimate the combined market will reach $52B, making it feasible for us to reach $150M in revenue!

Why VITia



A balanced & experienced team
CUSTOMERS
Fernando Silva
CEO
Successful track record in Big Pharma as Head of Vaccines & Oncology, founded Sanantia and co-founded Fer's. Holds an MBA & a BS in Chemical Engineering
PRODUCT
Alex Sanchez
CTO
Over 13yrs in Loyalty as Member VP. Founded d20 & 2U (both international & digital oriented). Holds MS in Math & Computer Engineering and Masters in Marketing & Computer Science
CLINICAL
Kasia Hein-Peters
CMO
Over 30yrs in Healthcare as a clinician and executive. Led University & thought leader partnerships to support science-driven product launches. Startup advisor. Holds an MD degree.
FINANCIAL
Cesar Laguna
CFO
Over 24yr experience leading finance operations for global corporations, overseeing IPO and Corporate Bond issuance though the Mexican Stock Exchange. Holds a CPA
PATIENTS
Jesica Lopez
VP Patient Support
Over 12yrs on patient adherence. Designed & implemented patient adherence protocols for Mexico City government (+300,000 calls/year). BS in psychology & Masters in Education.
11 | VITia, Inc. – Investors' Deck | Apr-2023
CONFIDENTIAL. NOT FOR DISTRIBUTION

Solving for such a challenge requires great expertise.

- Fernando Silva, CEO, with over 20 years' experience in healthcare, having great success in launching products and turning around troubled operations.
- Alex, CTO, a very sharp mind! A mathematician and computer science engineer with deep knowledge on loyalty programs, with proven results in growing customer base at Aeromexico Rewards.
- Kasia, CMO (Chief Medical Officer), a rare combination of sound scientific knowledge with great marketing acumen in the US and globally, with great success in global launches under her belt.
- Cesar, CFO, a leader in financial operations with great expertise managing financials of loyalty programs, he's dealt with large problems in public companies, and helped moved ahead successfully.
- Jes, VP of Patient Support, with over 12 years helping patients stick to their treatment, helping patients reach 92% adherence in a previous venture.

Hands-on Advisor



Co-Founder – US Strategy Advisor
STRATEGY
Tatiana Yglesias
Advisor US Strategy
Has 13+ years of healthcare career at Novartis. She built the Immunology Business Unit in Mexico and was part of the US executive teams in Immunology and Neuroscience. An active member of the New England Healthcare Executive Network (NEHEN) and the New England Women in Science Executives Club (NEWISE). In addition to advising VITia, Tatiana is supporting AcexHealth and the European Institute of Innovation and Technology (EIT) as a start-up mentor.
Tatiana holds a Master of Business Administration (MBA) from the Sloan School of Management and a Master of Science (MS) Chemical Engineering both from Massachusetts Institute of Technology.

Among our team of co-founders we are also proud to have Tati among us, our US Strategy Advisor, with over 15 years in healthcare with hands on experience in the US market, and successful product launch experience.

Traction



Pilot ready to Go Live!

1. **Paid pilot** Go Live on Jan/2024[1]
   Designed to monitor 120 patients' adherence improvement over six months. **Tests resulted in seamless orders to pharmacy for home delivery of drugs to patients[2]**
   - Purex (pharmacy chain): Improve patient adherence & loyalty. Will provide initial revenue
   - Ancora (insurance): Improve patient outcomes
   - Potentially will bring **5,000 users & 300 doctors by Y1**
2. US Launch prep
   - Hispanic population
   - Adapting platform to specific healthcare systems needs
   - Exploring independent pharmacies as potential partner for pilot



[1]Contracts signed with both companies. Pilot will bring initial revenue to VITia
[2]Image of order confirmation generated from Purex

Our work in 2023 was focused on having everything ready for a successful launch in 2024, we raised our pre-seed round in Q1 (2023), made our first hire, a Sr. Developer to accelerate product development, and closed our first contract with our partner (pharmacy chain), this will provide us with our initial revenue from sales commissions and points awarded to patients for the drugs they purchase. The tests we performed in Q4 for the integration with the pharmacy's software were successful, and we are now ready to launch a pilot in Mexico that will provide us with key data on how we help patients to better take care of themselves and live healthier lives.

Launching in Mexico allows to to have a more controlled environment, and save costs, the data we gather will be key to engage new customers and partners, and will provide us the basis to launch a large scale study in the U.S.



Key Milestones, profitable by Q2/2025

Note: future projections are not guaranteed

The milestone map shows a big picture of what we plan to accomplish in six fronts:

1. Financial. Focused on EBITDA (Earnings Before Interests Taxes Depreciation and Amortization).

2. Growth. User focused, how many we plan to enroll.

3. Medical evidence. Gathering key data that will show with statistical significance that patients reach better health results using VITiaCARE.

4. Product development. Features that we plan to develop in the app.

5. Fundraising. How we'll fund our growth, with this campaign we plan to complete our $250k pre-seed round ($135k of the round was funded in Q1/2023, in addition to $45k raised in 2022 from two angel investors).

6. Team. How we plan to expand from we currently are.

The yellow arrows show what we call the "inflection points" those key goals that will let us know whether we are moving in the right direction.

Join us in this exciting journey!

Contact

Transforming patient care is a challenging task, we're the best team to do it, we'd love to have you by our side!

Fernando Silva
Founder & CEO

VITia, Inc.
One Boston Place Suite 2600
Boston, MA 02108
https://vitiacare.com

The interaction we've had with users, customers and partners makes us confident that we will transform patient care, but we cannot do it alone, and need to move faster, this is where you come in, by completing this pre-seed round we will have the resources to both launch a powerful marketing campaign to communicate our results and to incorporate the main upgrades that our pilot users tell us we need.

COME WITH US IN THIS EXCITING JOURNEY!!



"One of the biggest challenges to medicine is the incorporation of information technology in our practices."

Samuel Wilson